FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  August 2007

Commission File Number 0-22617

MINCO GOLD CORPORATION

(Formerly “Minco Mining & Metals Corporation”)

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

1.

August 16, 2007

Minco Silver announces the assay results of 30 holes from the Phase IV exploration program on its Fuwan Silver deposit located in Guangdong Province, China.  The program was designed to further increase the level of confidence of the resource through infill and step out drilling and encompasses a broad spectrum of detailed engineering work designed to investigate the geotechnical, hydrological, and metallurgical aspects of the project.  Phase IV drilling was completed in late June with a total of 45 holes being drilled for 11,451.8 metres.

 The combined infill and step out drilling program over the Southwest area occurred between section lines 43 and 15.  The holes are located at 80 metre centres, along section lines 40 metres apart, and decreases the distance between adjacent holes to approximately 60 metres by 60 metres.  The infill drilling predominantly confirmed the consistency of south western mineralized zone.  Seven of the thirty holes reported here (FW0074, 78, 80, 99, 103, 105 and 106) are step out holes that have extended the mineralization to the Northeast and to the South up to 40 to 80 metres in localized locations.  The deposit remains open in both directions and further drilling is planned to delineate these extensions before a new resource calculation is made.

The Registrant is a majority shareholder of Minco Silver Corporation.

2.

Exhibits

2.1

News Release dated August 16, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO GOLD CORPORATION

(Registrant)

/s/Matthew Kavanagh

Date:  August 16, 2007

Matthew Kavanagh

Chief Financial Officer

Exhibit 2.1

TSX: MSV
For Immediate Release	August 16, 2007

NEWS RELEASE

MINCO SILVER CONTINUES TO EXPAND FUWAN DEPOSIT WITH THE COMPLETION OF PHASE IV DRILLING

Minco Silver Corporation (the "Company" or "Minco Silver") (TSX: MSV) is pleased to report the assay results of 30 holes from the Phase IV exploration program on its Fuwan Silver deposit located in Guangdong Province, China.  The program was designed to further increase the level of confidence of the resource through infill and step out drilling and encompasses a broad spectrum of detailed engineering work designed to investigate the geotechnical, hydrological, and metallurgical aspects of the project.  Phase IV drilling was completed in late June with a total of 45 holes being drilled for 11,451.8 metres.

The combined infill and step out drilling program over the Southwest area occurred between section lines 43 and 15.  The holes are located at 80 metre centres, along section lines 40 metres apart, and decreases the distance between adjacent holes to approximately 60 metres by 60 metres.  The infill drilling predominantly confirmed the consistency of south western mineralized zone.  Seven of the thirty holes reported here (FW0074, 78, 80, 99, 103, 105 and 106) are step out holes that have extended the mineralization to the Northeast and to the South up to 40 to 80 metres in localized locations.  The deposit remains open in both directions and further drilling is planned to delineate these extensions before a new resource calculation is made.  Please visit the company’s website at www.mincosilver.ca to view a map of the Phase IV drill hole locations.

Zone widths for these 30 holes completed varied from 0.20 metres to 14.25 metres (m) with silver grades ranging from 20.7 grams per tonne to 10,429.0 grams per tonne (g/t). The assay results are highlighted by the following intersections:

•

FW0072:  208.33 g/t silver over 6.66 m, 136.3 g/t silver over 3.2 m

•

FW0078: 434.32 g/t silver over 14.25 m

•

FW0081: 194.83 g/t silver over 7.50 m

•

FW0085:  293.90 g/t silver over 6.1 m

•

FW0090:  91.64 g/t silver over 7.0 m and 557.49 g/t silver over 7.81 m

•

FW0095:   204.51 g/t silver over 3.82 m and 99.67 g/t silver over 6.0 m

•

FW0096:   768.67 g/t silver over 5.4 m

•

FW0099:   149.09 g/t silver over 6.8 m and 200.63 g/t silver over 3.1 m

•

FW0102:   1,602.89 g/t silver over 3.33 m

•

FW0105:   1,165.28 g/t silver over 2.65 m

•

FW0106:   808.24 g/t silver over 2.05 m

•

FW0109:   282.27 g/t silver over 2.54 m

Hole No.	From (m)	To (m)	Intercept (m)	Average Grade
				Au(g/t)	Ag(g/t)	Pb(%)	Zn(%)
	176.25	177.60	1.35	0.42	549.00	0.28	3.37
FW0071	183.05	188.05	5.00	0.38	164.70	0.10	0.45
	207.84	209.51	1.67	0.19	193.34	0.23	3.15
FW0072	130.86	137.52	6.66	0.39	208.33	0.12	0.36
	172.47	175.67	3.20	0.12	136.30	0.04	0.18
FW0073	190.86	191.21	0.35	0.35	10,429.00	4.00	5.72
FW0074	No significant values
FW0075	176.42	177.22	0.80	0.03	505.00	0.98	2.51
FW0078	172.90	187.15	14.25	0.16	434.32	0.23	1.43
	194.82	196.98	2.16	0.11	153.00	0.10	0.80
FW0080	123.08	124.28	1.20	0.21	188.00	0.06	0.11
FW0081	188.87	196.37	7.50	0.06	194.83	0.10	0.43
	202.98	204.08	1.10	0.08	107.50	0.42	2.03
FW0082	217.39	218.52	1.13	0.07	118.50	0.12	0.41
FW0084	166.92	168.92	2.00	0.07	101.00	0.03	0.09
	191.12	193.00	1.88	0.15	95.61	0.20	0.31
FW0085	191.44	192.55	1.11	0.16	93.50	0.17	1.43
	205.60	211.70	6.10	0.28	293.90	0.21	0.39
	226.75	227.75	1.00	0.14	113.00	0.13	0.37
	245.88	246.88	1.00	0.25	108.00	0.12	0.43
FW0086	240.00	240.20	0.20	0.04	117.50
FW0087	230.61	230.89	0.28	0.23	1,171.50	0.42	1.75
FW0088	302.63	303.52	0.89	0.11	32.00
FW0090	158.93	165.93	7.00	0.28	91.64	0.03	0.11
	223.15	230.96	7.81	0.11	557.49	0.27	1.28
	250.20	251.50	1.30	0.10	177.00	0.06	0.17
FW0091	241.90	242.75	0.85	0.11	26.10
FW0092	220.60	226.10	5.50	0.33	108.97	0.06	0.08
	255.50	256.40	0.90	0.90	377.00	0.25	0.49
FW0093	230.40	230.85	0.45	0.06	455.50	0.22	0.15
	245.80	248.55	2.75	0.06	126.63	0.42	0.66
	272.40	274.00	1.60	0.06	109.50	0.58	2.28
FW0094	239.93	240.93	1.00	0.25	334.50	0.15	0.65
	249.33	253.68	4.35	0.05	107.85	0.22	0.32
FW0095	197.78	201.60	3.82	0.38	204.51	0.02	0.02
	240.40	246.40	6.00	0.12	99.67	0.09	0.16
	260.75	261.55	0.80	0.07	196.00	0.06	0.22
FW0096	241.70	247.10	5.40	0.07	768.67	0.49	0.82
FW0097	244.60	248.40	3.80	1.68	54.53	0.04	0.12
	270.15	270.60	0.45	0.34	663.50	0.37	0.42
	287.55	288.65	1.10	0.08	103.00	0.23	3.41
	290.80	291.65	0.85	0.11	231.00	0.42	4.04
	314.25	317.90	3.65	0.10	84.39	0.19	3.48
	322.80	323.90	1.10	0.20	117.50	0.26	5.18
FW0098	260.02	261.47	1.45	0.16	54.34	0.07	0.18
FW0099	243.75	250.55	6.80	0.12	149.09	0.26	1.77
	260.30	263.40	3.10	0.18	200.63	0.30	3.49
FW0102	122.43	125.76	3.33	0.37	1,602.89	0.42	1.16
	188.63	189.95	1.32	0.09	92.50	0.51	1.01
FW0103	218.65	219.65	1.00	<0.01	26.30
FW0105	265.35	268.00	2.65	0.17	1,165.28	1.55	2.46
FW0106	242.45	244.45	2.00	0.09	57.00	0.30	0.42
	264.27	266.32	2.05	0.07	808.24	0.39	2.12
FW0108	235.97	237.13	1.16	0.12	50.00	0.05	0.05
FW0109	284.42	287.20	2.78	1.27	65.10	0.06	0.25
	296.36	298.90	2.54	0.03	282.27	0.17	1.69

True widths for the mineralized zones are typically from 85% to 100% of the stated intercepts.

Minco Silver is encouraged by the Phase IV drilling results and is working aggressively to advance the Fuwan Silver Project with further drilling.

Samples were prepared and assayed at PRA Kunming lab (Process Research Associated Ltd.) with supervision of a certified BC assayer. Silver was assayed with fire assay and AAS or gravimetric finish. Assay results were further checked at PRA's Vancouver lab as an external check.  Samples have also been sent to ASL Chemex Laboratories in Guangzhou, Guangdong Province, PRC for additional check analysis.   Reference materials were inserted by Minco staff geologists as a further assay control.

Mr. Dwayne Melrose, P. Geo, Vice President Exploration for Minco Silver, is the Qualified Person responsible for verification and quality assurance of the company's exploration data and analytical results.

About Minco Silver

Minco Silver Corporation is a TSX company focusing on the acquisition and development of silver dominant projects in China.  The Company is the exclusive vehicle for pursuing silver opportunities in China pursuant to a strategic alliance agreement between Minco Gold Corporation (formerly “Minco Mining & Metals Corporation”) (TSX:MMM/AMEX:MGH/FSE:MI5) and Silver Standard Resources (TSX:SSO).  For more information on Minco Silver, please visit the website at www.mincosilver.ca  or contact Ute Koessler at 1-888-288-8288 or (604) 688-8002 info@mincosilver.ca.

ON BEHALF OF THE BOARD

“Ken Z. Cai”

President & CEO